Exhibit 99.2

MDxHealth SA
CAP Business Center
Rue d’Abhooz, 31
B-4040 Herstal - Belgium
T. +32 (0) 4 257 70 21
F. +32 (0) 4 259 78 75
May 15, 2024
E. info@mdxhealth.com
www.mdxhealth.com

Dear Shareholder,

Re:	Ordinary and extraordinary general shareholders’ meetings of MDxHealth SA to be held on May 30, 2024

On behalf of the Board of Directors of MDxHealth SA (the “Company”), you are cordially invited to attend the 2024 ordinary and extraordinary general shareholders’ meetings (respectively the “Ordinary” and “Extraordinary” Meetings) to be held in-person on Thursday, May 30, 2024, at 3:00 p.m. (Belgian time) at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium.

The respective agendas, proposed resolutions and the other documents for the Ordinary and Extraordinary Meetings are available in French and English on the Company’s website (see: https://www.mdxhealth.com/shareholder-information/). We encourage you to read these materials carefully.

Whether or not you plan to attend the meetings, your vote is important, and we encourage you to vote promptly.

For a description of the formalities to be fulfilled by holders of securities of the Company to participate and vote Ordinary and Extraordinary Meetings, please see notice convening the meetings, which can be found on the Company’s website.

You may also vote your shares through one of the methods described in the accompanying proxy card.

Sincerely,

Michael K. McGarrity
CEO & Director

TVA BE 0479 292 440 w RCB 212 29 w ING Bank 736-0304341-19

NOTICE OF MDXHEALTH SA
ORDINARY GENERAL MEETING OF SHAREHOLDERS AND
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MAY 30, 2024 3:00 P.M. (Belgian Time)

At the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium

To the Shareholders of MDxHealth SA:

The 2024 ordinary and extraordinary general shareholders’ meetings (respectively the “Ordinary” and “Extraordinary” Meetings) to be held in-person on Thursday, May 30, 2024, at 3:00 p.m. Central European Time at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium.

The purpose of the meetings is to:

Ordinary Meeting

●	Report on the annual statutory financial statements and consolidated financial statements

●	Approve the annual (non-consolidated) statutory financial statements and review the consolidated financial statements

●	Discharge the directors and the statutory auditor from liability

●	Re-appoint two directors:

●	Ahok BV, represented by Koen Hoffmann

●	Qaly-Co BV, represented by Lieve Verplancke

●	Approve the remuneration of the directors

Extraordinary Meeting

●	Report on and approve the 2024 Share Option Plan and 2,000,000 2024 Share Options

●	Report on and approve 1,000,000 Exact Sciences Warrants

●	Report on and approve 1,000,000 OrbiMed Warrants

The respective detailed agendas, proposed resolutions and the other documents for the Ordinary and Extraordinary Meetings are available in French and English on the Company’s website (see: https://www.mdxhealth.com/shareholder-information/). We encourage you to read these materials carefully.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETINGS, PLEASE VOTE YOUR SHARES IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT ON THE ACCOMPANYING PROXY CARD. PROXY CARDS SHOULD BE DATED, SIGNED AND RETURNED FOR RECEIPT BY OR BEFORE MAY 23, 2024. YOUR PROMPT COOPERATION IS GREATLY APPRECIATED.

On behalf of the board of directors

Joseph Sollee
General Counsel & Secretary of the Board of Directors

TVA BE 0479 292 440 ● RCB 212 29 ● ING Bank 310-1801580-85